Post-Covid Business Plan

A) Re-Opening

InfiniteVR will be back in operation by June 1st, 2020 in most of our US locations.

C) Sanitization

All infiniteVR locations will be sanitized by ozone and portable UV devices.

E) Protection

We will be open only for our customers during the booked time. Locations will not be open to the public in order to provide protection to our customers.



B) Appointments

InfiniteVR locations will be available by appointment only. Appointments can be made easily on Facebook.

D) Personalization

All employees and our locations will be available only for each specific customer and appointments can be customized per occasion.

F) Marketing

Crises are opportunities for some companies to shine. We would invest in marketing during this crisis, to create the brand awareness that is especially vital right now.

A) Re-Opening

InfiniteVR will be back in operation by June 1st, 2020 in most of the US locations. Even though we need to follow city guidelines on capacity allowed in shopping malls, we are ready to bring fun back into boring times for our customers as conveniently as we can. By August 2020, we expect to be running at full capacity and fully functional in all our locations.

B) Appointments

We create 'entertainment by appointment' by considering the new norms of businesses after the coronavirus pandemic. We understand that different measures will need to be considered, and we gladly commit to looking at all necessary measures to provide the safest environment to our loyal customers.

The booking process will be as easy and user friendly as clicking a couple of buttons. We will use Facebook and Instagram since they are very easy to use as well as the largest social media platforms, not only by statistics but by our customers preferences.

Along with this booking system, our attention to social media will increase our brand awareness in the digital world. We plan for appointments to be 45 minutes long for a flat fee and to offer extensions in 15-minute increments for an additional charge.


Social Networks
Facebook
169.76
Instagram
121.23
Facebook Messenger
106.40
Twitter
81.47
Pinterest
66.88
0.00
45.00
90.00
135.00
180.00

Source: www.statista.com

C) Sanitization

Health is the number one concern we have for our customers and employees. Therefore, we are going ahead and creating 5-layer sanitization at our locations.

1) Every employee and customer's body temperature will be checked by thermal cameras built into our locations and manually by electronic thermometers.


AI temperature measurement
face recognition terminal
HWD-AF280
Product advantages
Imported mold
German Hyman Thermal Imaging Module
Self temperature measurement
Non-contact in temperature measurement
Smart Voice
Body temperature alarm
Real-name verification
Witness verification
Monitoring of key populations
Blacklist management
Centralized data management
Body temperature alarm
2020-02-24 16:19:30


Digital Infrared Thermometer
Measuring body and object temperature
Surface Temperature
3 Color Backlight
Forehead Temperature
Ear Temperature
Fast Measurement
Fever Alarm Function
Memory for 32 groups of data
Auto Shut-off Function
°C/°F Unit Conversion

2) Usage of masks is mandatory for all employees during the business hours. Customers who don't have masks will be provided one free of charge.

C) Sanitization (cont'd)

3) Sanitization machines will be working through out the day. It is very important to keep air flow clean. We want out customers to have a peace of mind while they and their loved ones are having fun. Our device can sterilize the air, the surfaces of equipment, and the floor. Adding special disinfectant can kill all kinds of virus and bacteria effectively.


PULL UP NOZZLE
CARRYING HANDLE
AIR INLET
STERILIZER
Size: 550*360*600mm
Power : 300w/350W
Weight: 17kgs
Require external power supply
Atomize 5kgs per hour
Automatic induction

4) Portable UV sanitization devices will be used on our simulators in places where customers may touch. UV technology can kill 99% of the germs effectively.

Sanitize All–A Fit



C) Sanitization (cont'd)

5) All demonstration products will be sanitized in UV boxes before demonstrations. We will also provide the free service of sterilizing customers' phones and wearable technologies at our locations.


Sterilize your phone for health
Cell phones are dirtier than toilets
Don't let it become a virus
Cell phones are high-frequency contacts
It harbors 17 times more bacteria than a toilet
Fighting Encephalitis
You need to sanitize your phone every day

D) Personalization

InfiniteVR started personalizing its service in 2019 by renting our simulators for birthday parties, corporate events, university cafeterias, street events and other opportunities. The experience we gained from this service will help us to offer customization and personalization to our customers at our locations. No need to be stuck at home for your kids birthday or sweet 16 or even just weekend celebrations.


Merry Christmas
infinite VR



E) Protection

We will dedicate the appointment time completely to the booked customer. Our locations will be closed to other customers during booked times . This will give more private time and to our customers.

F) Marketing

Crises are opportunities for companies that have great managements. We will heavily invest in marketing during this period and promote our entertainment by appointment system. We hope this will create a 'steroid effect' in our marketing and brand awareness.

Customers will remember who was there for them despite the pandemic situation. Therefore, we will have promotional items related the corona pandemic for our customers as well as some education services such as how to use VR more effectively in our day-to-day life.

Customer retention is the key for a business to be successful and all the effort we put into marketing during this time will pay off in our high retention rate.


COVID-19
SURVIVOR
NYC
2020

VR, in it together….